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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                   FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended     February 3, 2001
                          --------------------

                                      OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _______________ to

Commission file number           1-11084
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A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

             Kohl's Department Stores, Inc. Employee Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              Kohl's Corporation
                          N56 W17000 Ridgewood Drive
                           Menomonee Falls, WI 53051

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                             REQUIRED INFORMATION
                             --------------------

1.   Not Applicable.

2.   Not Applicable

3.   Not Applicable

4. The Kohl's Department Stores, Inc. Employee Savings Plan (the Plan) is subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.

Exhibits
--------

24.  Consent of Independent Auditors

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                                  SIGNATURES
                                  ----------

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                   Kohl's Department Stores, Inc.
                                   Employee Savings Plan



Date:  July 27, 2001               By:
       -------------                    Arlene Meier
                                        Administrative Committee Member

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